Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Prescient Applied Intelligence, Inc. f/k/a The viaLink Company:
We consent to the use of our report dated March 28, 2005, with respect to the consolidated balance sheet of Prescient Applied Intelligence, Inc. f/k/a The viaLink Company as of December 31, 2004, and the related consolidated statement of operations, stockholders’ equity (deficit) and cash flows for of the year ended December 31, 2004, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report dated March 28, 2005 contains an explanatory paragraph that states that Prescient has suffered recurring losses from operations and is dependent upon access to external financing, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
KPMG LLP
Dallas, Texas
June 14, 2006